｡｡｡ report to shareholders

The momentum we regained towards the end of 2005 continued through the first three months of 2006. We enjoyed a quarter of solid growth compared to the same quarter in 2005 and we generated our first meaningful revenue from our video gaming initiatives. We also reached a milestone in the quarter: Zi became the world’s number one provider of language databases for mobile devices. By introducing languages from India and Africa during the quarter, we increased our overall total to 54 languages, which means we are now able to provide intuitive user interface solutions for more than two-thirds of the entire population of the world.

We had a 29 percent upturn in revenue in this year’s first quarter, due in part to the licensing of our technology for electronic games and consoles in the video gaming market. Total revenue for the first quarter of 2006 increased to $3.7 million from $2.9 in the quarter of 2005. Included in the revenue total for the quarter was product revenue from our e-Learning segment of $0.6 million compared to $0.2 million a year earlier.

Gross margin as a percentage of revenue for the first quarter of 2006 was 97 percent, up from 95 percent for the year earlier quarter. The net loss for the first quarter of this year was $2.3 million, or a loss per basic and diluted share of $0.05, compared to a net loss of $1.5 million, or a loss of $0.03 per basic and diluted share in the prior year first quarter. The increase in this year’s first quarter loss was due primarily to the inclusion of results from the Archer Education Group Inc..

Our balance sheet at the end of the quarter showed cash and cash equivalents of $9.2 million, total assets of $18.2 million, total liabilities of $6.5 million, a current ratio of 2.05:1 and shareholders’ equity of $11.8 million.

We earned royalties from 50 licensees during the first quarter compared to 44 a year earlier. At the end of the quarter, 50 new handset models embedded with eZiText® were released into the market, bringing the total as of March 31, 2006 to 1,050 compared to 860 a year ago.

Our sales and marketing team, led by Chief Operating Officer Milos Djokovic, made new progress on our initiative to penetrate major accounts and expand our portfolio of products that make mobile devices smarter and easier to use with software products that simplify data entry and interaction. Our extensive customer base continues to grow with cellular handset manufacturing and gaming console customers from around the world including Nokia, Sony Ericsson, Nintendo, Motorola, LG Electronics, Samsung, Alcatel, Flextronics and Kyocera.

Zi Corporation 2006 1

Thanks to the innovative work of Milos and his team, we have introduced a new product and two enhancements on existing products in recent weeks that, in addition to our respected predictive text technologies, we believe help position Zi for a bright and prosperous future.

First, at the international 3GSM World Congress in Barcelona in February, we launched our Decuma® Version 4 ("Decuma 4") handwriting recognition software, which adds predictive text capabilities including word and phrase completion and increased personalization to handwriting input. It also more than doubles the language repertoire of the Decuma software to 31 languages including Chinese and Japanese scripts.

We believe Decuma 4 revolutionizes pen input for mobile devices. Decuma 4 alleviates many of the frustrating problems of standard handwriting on mobile devices, which for many consumers has been awkward and slow. This product is positioned to take advantage of the booming mobile gaming industry which is growing rapidly and represents a new, global market for Zi. We intend to pursue this market very aggressively in the coming months.

Another product that represents our future is Qix™. We have progressed on our marketing strategy for Qix, our unique content and application search solution for mobile devices. The pipeline of potential orders for Qix has expanded and its value is being demonstrated in the second phase of the consumer trial being done with Virgin Mobile in the UK. In the first phase, Virgin Mobile bundled Qix with Nokia 6630 handsets and the results showed significant improvements in handset usage for simple voice calls, text messaging, multimedia messaging and Internet access.

We look forward to announcing the outstanding results of the consumer trial in the very near future. These results demonstrate that Qix is delivering on its promise to offer an intuitive, fast search index for a mobile user in the same way an internet search engine helps web surfers find what they are searching for. It also delivers on its promise for delivering solid increases in Average Revenue Per User, an important metric for Virgin Mobile and other potential customers.

The quarter also saw the release of eZiType™, a comprehensive predictive text entry product for email users that improves speed and accuracy in the creation of wireless emails and instant messages. The eZiType launch was followed by an announcement from Sony Ericcson that it had embedded our eZiType product on its new M600 mobile phone and email device. Our eZiType product demonstrates our ability to continue to create new innovations that take advantage of the needs of a shifting market.

Other highlights of the quarter included:

  Version 7 of eZiText became available on LG Electronics mobile handsets on the CDMA and GSM wireless networks.

  Extended the range of user interfaces ("UI") supported by Qix to the UIQ platform. Now supports two licensable UIs available for Symbian OS™ smartphones.

  eZiText and the eZiTap™ FEP are embedded in the P990, the latest generation smartphone from Sony Ericsson.

Shortly after the close of the quarter, we announced that eZiText will be integrated into Trolltech’s Qtopia application platform to enhance the power of the mobile user interface and address the needs of the rapidly growing international market for Linux-based mobile devices.

All of us at Zi are dedicated to continuing the momentum we have built up in the latter half of 2005 and the first quarter of 2006. If the first quarter is any indication, 2006 promises to be a rewarding and prosperous year.

We would like to thank all of our employees for their dedication and commitment throughout the first quarter, as well as all our shareholders for their continued support. We look forward to sharing with you the progress we make in the second quarter of 2006 and throughout the year.

May 12, 2006

2 First Quarter Interim Report

｡｡｡ management's discussion and analysis of financial condition and results of operations
This discussion and analysis of financial condition and results of operations for the three month period ended March 31, 2006 should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company’s unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All financial information herein is presented in United States of America dollars ("U.S. Dollars") except as otherwise indicated.

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements when you see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors" below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management’s beliefs, opinions or expectations, except as required by law. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. On January 26, 2005, the Company added to its product offering through the purchase of the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The handwriting recognition software created by Decuma, with its patented Geometrical Invariant Technology ("GIT"), has the ability to recognize an individual’s unique writing style. In December 2005, the Company sold its Beijing Oztime Education Network Co. Ltd. ("Oztime") and EnglishPractice Inc. ("EPI") subsidiaries to Archer Education Group, Inc. ("Archer"), resulting in Zi’s control of Archer from December 2005 to February 2006 at which time Zi ceased to have control. Accordingly, the results of Archer were consolidated from December 2005 to February 2006, following which time the Company has used the equity method of accounting for its proportionate interest in Archer. Through its e-Learning business segment which consists of the equity investment in Archer, the Company is also involved in e-Learning technology, content and customer service, as well as, educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. In addition, Archer provides personal and organizational teaching and learning through Canadian based schools.

Summary of Results of Operations

Three months ended March 31 (thousands except per share amounts) (unaudited)	2006	2005
Revenue	$3,697	$2,870
Gross margin	$3,582	$2,717
Net loss	$(2,285)	$(1,514)
Total assets	$18,239	$23,508
Net loss per share – basic and diluted	$(0.05)	$(0.03)
Outstanding shares, weighted average	46,273	45,837
Outstanding shares, end of period	46,273	46,225
All dollar amounts are in U.S. Dollars and in conformity with U.S. GAAP. This information should be read in conjunction with the Company’s unaudited interim financial statements and notes.

Zi Corporation 2006 3

Zi is a global technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi’s product innovations are available on mobile phones, PDAs, gaming devices and set-top boxes. Zi solutions are designed to improve the usability of these devices and the applications on them; including, SMS, MMS, e-mail and Internet browsing.

The Company provides device manufacturers and network operators with a full range of intuitive and easy-to-use solutions that include: its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting which now includes prediction technology and Qix™ a content and application search solution designed to enhance the user experience and drive client and network service usage and adoption. Zi’s product portfolio now includes 54 language databases, representing languages spoken and written by two-thirds of the world’s population.

Zi’s customer and alliance base is extensive and continually growing with cellular handset manufacturing and gaming console customers from around the world, including: Nokia, Sony, Sony Ericsson, Nintendo, Motorola, LG Electronics, Samsung, Alcatel, Flextronics and Kyocera.

With an expanded portfolio of products, Zi has a focus to make mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device.

Zi signed important licensing agreements in 2005, including: Sony Ericsson for its smartphone offering and Motorola for the Company’s Decuma product on Japanese handsets. The Company’s newly developed Qix is currently expanding into the second phase of its first consumer trial project with Virgin Mobile. Zi has also expanded into the gaming market with a licensing agreement with Nintendo.

Zi’s core product, eZiText, is now pre-integrated on all major mobile operating systems and platform providers for smart phones including: S60, Symbian, Microsoft, Palm and Brew. Qix is integrated with S60 and UIQ platforms.

In early 2005, Zi acquired Decuma handwriting recognition and announced the Qix user application interface product to Zi’s core predictive text solutions of eZiText and eZiTap. With this expanded portfolio of products, Zi is focused on making mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device. The combination of the technologies is expected to further bolster Zi’s competitive advantage and enable Zi to deliver an expanded suite of innovative products to customers.

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under the Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product’s commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

4 First Quarter Interim Report

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission as further described in note 2 to the December 31, 2005 audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Revenue from consulting and engineering services is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Under software licensing arrangements, the Company recognizes revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contract which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and support service, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company’s technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Revenues from Oztime product contracts recorded in other product revenue are recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Revenues from Archer consist primarily of tuition and fees derived from courses taught in Archer’s colleges, schools, and training centers. Revenues from tuition fees are recognized pro-rata (on a straight-line basis) on a monthly basis over the relevant period attended by the student of the applicable course or program. If a student withdraws from a course or program, the paid but unearned portion of the student’s tuition is refunded. Refunds are calculated and paid in accordance with applicable provincial law and accrediting agency standards for refund policies. Textbook sales and other revenues are recognized as sales occur or services are performed and represent less than 10 percent of total revenues. Prepaid tuition is the portion of payments received but not earned and is reflected as a current liability in the accompanying consolidated balance sheets, as such, amounts are expected to be earned within the next year.

Stock-based Compensation Plan

The Company adopted SFAS 123(R), "Share Based Payment", effective January 1, 2006. This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Prior to the adoption of SFAS 123(R), this accounting treatment was optional with pro forma disclosures required.

The adoption of SFAS 123(R) changes the accounting for stock options. SFAS 123(R) is effective for all stock options granted beginning January 1, 2006. For those stock option awards granted prior to January 1, 2006, but for which the vesting period is not complete, the modified prospective transition method permitted by SFAS 123(R) is used. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated financial statements beginning in the first quarter of 2006 using the grant-date fair values previously calculated for pro forma disclosures. The Company will recognize the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting period. Stock options typically vest in equal installments over a service period. Expense related to each portion of an option grant is recognized over the specific vesting period for those options.

Zi Corporation 2006 5

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company’s common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life of the options is based on the Company’s historical experience for various categories of employees receiving stock option grants. The Company accounts for RSU’s in accordance with SFAS No. 123(R), and records the fair value of the RSU’s equal to the market price on the date of grant with the related compensation expense recognized over the vesting period. SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations.

The Company has a stock-based compensation plan. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid in capital is credited to common stock. New common stock is issued upon exercise of stock options or RSU’s.

Three Months Ended March 31, 2006

Revenue

Total revenue for the three months ended March 31, 2006, was $3.7 million, an increase of 29 percent or $0.8 million compared to the first quarter revenue a year earlier. Revenue from Zi Technology and its text input applications was $3.1 million compared to $2.7 million for the same period a year ago. The principal reason for the revenue increase was the licensing of the Company’s product to the makers and developers of electronic games and consoles. Other product revenue from e-Learning was $0.6 million for the quarter compared to $0.2 million a year earlier. The increase in other product revenue is principally due to the operations of the recently acquired Archer.

In this quarter, we earned royalties from 50 eZiText licensees compared to 44 in the same period a year earlier. In the three months ended March 31, 2006, 50 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 1,050 compared to 860 a year earlier.

Gross margin on revenue was $3.6 million for the first quarter of 2006, an increase of 32 percent from last year’s level of $2.7 million. Gross margin this quarter increased slighty to 97 percent of revenue compared to 95 percent in the first quarter of the prior year. The increase in gross margin was principally due to the licensing of the Company’s product to the makers and developers of electronic games and consoles, as discussed above.

Operating Costs and Expenses

Selling, general and administrative expense ("SG&A") for the three months ended March 31, 2006, was $3.1 million compared to $2.8 million for the three months ended March 31, 2005. The increase of $0.3 million is primarily due to the operations of Archer, which accounts for $0.6 million of the increase. Excluding the increase related to Archer, SG&A decreased $0.3 million compared to the same period in 2005. The decrease in SG&A is due to incurring lower Qix and Decuma related product promotion costs than in the first quarter of 2005 when the Company first introduced these product lines to the market.

Product research and development costs relate principally to the development of new but not yet commercialized products and with respect to existing products: product and customer support; and the ongoing cost of development and enhancement of products. Product research and development expense for the three months ended March 31, 2006, was $1.2 million as compared to $1.0 million in the same period a year earlier. In the three months ended March 31, 2006, gross expenditures on new product development before capitalization were $1.6 million reflecting the Company’s development of new language database software and Qix. In the first three months of 2005, the Company’s gross expenditure on product research and development was $1.3 million. The Company capitalized $0.4 million in the first quarter of 2006 as compared to $0.3 million in the first quarter of 2005.

Legal costs for the three months ended March 31, 2006, were $0.9 million compared to $0.2 million for the three months ended March 31, 2005. The year over year legal cost increase was due, in part, to defense costs related to the University of Texas action against certain of the Company’s clients and costs pertaining to a major shareholder’s activism. As discussed later, the Board of Regents of the University of Texas System filed proceedings against numerous manufacturers of cell phones (of which two of the remaining defendants are or were customers of Zi in the U.S.) alleging that use of their products infringed a now expired U.S. patent. As well, during 2005 a significant shareholder of the Company commenced actions to appoint its nominees to the Board of Directors of the Company, using shares that were allegedly illegally acquired and not in accordance with Alberta law or regulatory rules.

6 First Quarter Interim Report

Net loss was $2.3 million for the three-month period ending March 31, 2006, compared to $1.5 million in the same period a year earlier. The net loss in the current period includes: $0.6 million operating loss from the Zi Technology business segment; $0.4 million loss from the e-Learning business segment; $1.0 million loss for other corporate costs including public company operating costs; and, income taxes related to our Chinese operations of $0.4 million. Compared to the same period a year earlier, the Zi Technology segment operating loss remained relatively consistent. However, a number of Zi Technology costs did fluctuate during the year. The Zi Technology costs that experienced fluctuations during the period as compared to the same period in the prior year are as follows: increased legal costs of $0.6 million, increased product research and development expense of $0.3 million, offset by a decrease in SG&A of $0.5 million, and a higher gross margin of $0.4 million.

Liquidity and Capital Resources

At March 31, 2006 Zi had cash and cash equivalents of $9.2 million. The objective of Zi’s investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of common shares through private placements and the exercise of common share purchase warrants and options.

During the three months ended March 31, 2006, the Company had net cash outflow of $2.9 million primarily represented by: a net loss of $2.3 million; $0.4 million in changes in non-cash working capital; $0.4 million in deferred development costs and capital asset additions; $0.1 million as a result of the dilution of the Company’s investment in Archer; $0.1 million from a note receivable issued to a related party; $0.1 million from the elimination of bank indebtedness; offset by non-cash items of $0.5 million, which includes depreciation and compensation expense.

Cash flow applied to operations for the first three months of 2006 was $2.2 million as compared to cash from operations of $1.9 million for the same period in 2005. The net decrease of $4.1 million in cash flow from operations between the two quarters is primarily represented by: increased SG&A costs of $0.3 million (the 2005 comparative period costs do not include SG&A costs associated with Archer); increased litigation and legal of $0.6 million; increased product research and development costs of $0.3 million; income tax expense from the operations of Zi’s subsidiary in China of $0.4 million; an increase non-cash working capital of $3.5 million; offset by an increase in gross margin of $0.9 million; and, non-cash compensation expense of $0.1 million.

At current revenue and expense levels, the Company is able to fund its continued operations and meets its current obligations.

Litigation/Indemnification

Commencing on March 11, 2005, the Board of Regents of the University of Texas System filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division, including certain of the Company’s licensees. The Company is not named in any of the actions. Zi has not assumed any liability for indemnity pursuant to its customer license agreements, or at all. The Company has, however, assumed the defense of this claim on behalf of its customers. The action is ongoing and will result in the Company incurring defense costs.

On November 18, 2005, the former President and Chief Executive Officer of the Company (the "Plaintiff") filed a wrongful termination lawsuit against the Company in the Court of Queen’s Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and Chief Executive Officer of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, the Company filed its Statement of Defense and Counterclaim, denying the Plaintiff’s claims. In March 2006, the Company settled with the Plaintiff, consistent with the terms of his employment contract. The Company had accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Zi Corporation 2006 7

Although we do not anticipate or foresee at this time any new intellectual proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses through the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

our history of operating losses and uncertainty of future profitability;
the potential need for additional capital to support our operations and future growth;
uncertainty as to the degree of and continuing market acceptance of our products and services;
uncertainties relating to product development;
risks associated with the number, amount and timing of new product introductions;
our products may contain defects that could be costly to fix, damage our reputation and expose us to litigation;
uncertainty regarding patents, proprietary rights and software piracy;
variability in customer demand;
fluctuations in quarterly results could negatively affect our financial results;
our dependence on third party performance under marketing and licensing arrangements;
risks associated with the contingent nature of continued performance under major sales contracts;
rapid technological change and competition;
uncertainty regarding the pricing, reporting and collection of accounts;
uncertainties related to dependence on third-party suppliers;
risks associated with dependence on sales in foreign countries;
the potential for adverse developments in pending litigation;
risks related to indemnity claims from third parties;
risks associated with the terms of settlement agreement and permanent injunction in respect of a U.S. patent infringement lawsuit;
fluctuations in foreign exchange rates;
uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China;
adverse changes in general political, economic, business, regulatory, and legal conditions in any of the countries in which we do business;
changes in our size and structure;
risks associated with mergers, acquisitions and dispositions;
risks of dilutive future financings;
the effectiveness of our management and our strategic relationships;
unable to attract and retain key personnel;
investment risks associated with our e-Learning investments;
the negative publicity generated by the Lancer proceedings or general market concerns about the possible actions by the receiver with respect to portfolio securities held by Lancer;
other risks and uncertainties that may be disclosed in the Company’s various corporate disclosure documents from time to time; and, other risk factors detailed from time to time in the Company’s periodic reports filed with the U.S. Securities and Exchange Commission and other regulatory authorities.

8 First Quarter Interim Report

｡｡｡ consolidated balance sheets

	March 31, 2006	December 31, 2005
(All amounts in United States of America dollars except share amounts)	(unaudited)	Restated -
		see note 2

Assets
Current assets
Cash and cash equivalents	$9,211,763	$12,157,440
Accounts receivable, net of allowance of $379,325 (2005 - $426,697)	3,483,308	4,579,966
Accounts receivable from related party	2,799	-
Note receivable from related party (note 3)	125,000	-
Work-in-progress and inventory	-	13,897
Prepayments and deposits	410,450	607,375
Total current assets	13,233,320	17,358,678
Capital assets - net (note 4)	1,012,814	1,210,947
Intangible assets - net (note 5)	3,483,912	3,834,880
Investment in significantly influenced company (notes 3 and 7)	509,405	-
	$18,239,451	$22,404,505

Liabilities and shareholders' equity
Current liabilities
Bank indebtedness	$-	$106,650
Accounts payable and accrued liabilities (note 11)	3,121,745	4,547,725
Deferred revenue	3,257,962	4,185,341
Current portion of other long-term liabilities	62,658	64,927
Total current liabilities	6,442,365	8,904,643
Notes payable	-	147,678
Other long-term liabilities	14,285	30,530
	6,456,650	9,082,851

Contingent liabilities, commitments and guarantees (note 9)

Shareholders' equity
Share capital (note 6)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 46,272,568 (2005 - 46,272,568) issued and outstanding	109,365,824	109,365,824
Additional paid-in capital	2,694,851	2,114,190
Accumulated deficit	(99,865,136)	(97,580,615)
Accumulated other comprehensive loss	(412,738)	(577,745)
	11,782,801	13,321,654
	$18,239,451	$22,404,505

See accompanying notes to consolidated financial statements.

Zi Corporation 2005 9

｡｡｡ consolidated statements of loss

Three months ended March 31 (unaudited)	2006	2005
(All amounts in United States of America dollars except share amounts)

Revenue
License and implementation fees	$3,141,886	$2,692,387
Other product revenue	555,523	177,674
	3,697,409	2,870,061
Cost of sales
License and implementation fees	93,187	63,371
Other product costs	22,696	89,864
	115,883	153,235
Gross margin	3,581,526	2,716,826

Operating expenses
Selling general and administrative	(3,099,930)	(2,836,800)
Litigation and legal (note 9)	(865,849)	(239,388)
Product research and development	(1,249,600)	(991,500)
Depreciation and amortization	(316,035)	(267,854)
Operating loss before undernoted	(1,949,888)	(1,618,716)
Interest on capital lease obligation	(42)	(935)
Other interest expense	(336)	(273)
Interest and other income	104,961	105,816
Loss before income taxes	(1,845,305)	(1,514,108)
Equity interest in loss of significantly influenced company (note 7)	(68,902)	-
Income taxes (note 8)	(370,314)	-
Net loss	$(2,284,521)	$(1,514,108)
Basic and diluted loss per share (note 11)	$(0.05)	$(0.03)
Weighted average common shares - basic and diluted	46,272,568	45,837,333
Common shares outstanding, end of period	46,272,568	46,225,168

See accompanying notes to consolidated financial statements.

10 First Quarter Interim

｡｡｡ consolidated statements of cash flow

Three months ended March 31 (unaudited)	2006	2005
(All amounts in United States of America dollars)
Net cash flow from (used in) operating activities:
Net loss	$(2,284,521)	$(1,514,108)
Items not affecting cash:
Loss on dispositions of capital assets	2,132	516
Depreciation and amortization	322,824	277,280
Non-cash compensation expense	142,697	-
Decrease (increase) in non-cash working capital (note 11)	(374,116)	3,113,530
Cash flow from (used in) operating activities	(2,190,984)	1,877,218
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	-	2,205,133
Payment of bank indebtedness	(106,650)	-
Payment of capital lease obligations	(3,860)	(6,092)
Cash flow from (used in) financing activities	(110,510)	2,199,041
Cash flow from (used in) investing activities:
Purchase of capital assets	(63,611)	(39,641)
Software development costs	(352,970)	(325,309)
Other deferred costs	(14,654)	(14,666)
Acquisition of subsidiaries	-	(458,466)
Note receivable from related party	(125,000)	-
Disposition of subsidiaries	(70,184)	-
Cash flow used in investing activities	(626,419)	(838,082)
Effect of foreign exchange rate changes on cash and cash equivalents	(17,764)	(243,948)
Net cash inflow (outflow)	(2,945,677)	2,994,229
Cash and cash equivalents, beginning of period	12,157,440	12,889,335
Cash and cash equivalents, end of period	$9,211,763	$15,883,564

Components of cash and cash equivalents
Cash	$3,922,546	$6,358,545
Cash equivalents	$5,289,217	$9,525,019
Supplemental cash flow information
Cash paid for interest	$378	$1,208
Cash paid for income taxes	$177,835	$-
See accompanying notes to consolidated financial statements.

Zi Corporation 2005 11

｡｡｡ notes to the consolidated financial statements
For the three months ended March 31, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

1. Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The handwriting recognition software created by Decuma, with its patented Geometrical Invariant Technology ("GIT"), has the ability to recognize an individual's unique writing style. Through its e-Learning business segment which includes equity investments in Archer Education Group Inc. ("Archer") and Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service, as well as, educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Also, Archer provides personal and organizational teaching and learning through Canadian based schools.

2. Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2005 annual consolidated financial statements, however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2005 annual consolidated financial statements. In management's opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Restatement of income tax expense

For the year ended December 31, 2004, the Company's income tax expense has been restated to reflect actual income tax expense for a previously understated liability. According to the Peoples Republic of China ("PRC") taxation law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Chinese subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") had been categorized as a productive-type FIE in all of its PRC statutory filings, including its routine filings to tax authorities and believed it was entitled to the tax holiday and tax rate reductions.

PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax holiday and reduction entitlement to those entities engaged in productive activities or are engaged in "encouraged" industries. Changes to the operations of Huayu Zi in 2004 resulted in decreases in its research and development spending and revenues generated from productive activities (as defined under the FIE guidelines) which were below the stipulated levels required to qualify as a FIE eligible for the tax holidays and reductions. As a result, the Company should have recorded an increase in the income tax liability and expense of $336,161 for the year ended December 31, 2004. The Company previously disclosed in its consolidated financial statements for the year ended December 31, 2004, a contingent liability of $166,871 for 2004 income tax.

The accumulated deficit as at December 31, 2005, previously reported as $97,244,454, has been restated to $97,580,615 to show the effect of the restatement of the 2004 income tax expense.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company's total comprehensive income (loss) was as follows:

12 First Quarter Interim

notes to the consolidated financial statements
For the three months ended March 31, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Three months ended March 31	2006	2005
Other comprehensive income (loss)
Foreign currency gain (loss)	$165,007	$(243,948)
Other comprehensive income (loss)	165,007	(243,948)
Net loss for the period	(2,284,521)	(1,514,108)
Comprehensive net loss for the period	$(2,119,514)	$(1,758,056)

Gains on issuance of stock by subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time, the subsidiary is not a newly formed, non-operating entity, nor a research and development, startup or development stage company, nor is there a question as to the subsidiary's ability to continue in existence, the Company records the dilution gain in the consolidated statements of loss. Otherwise, the increase is reflected in "additional paid-in capital" in the Company's consolidated statements of shareholders' equity.

Stock-based compensation plan

The Company adopted SFAS 123(R), "Share Based Payment", effective January 1, 2006. This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Prior to the adoption of SFAS 123(R), this accounting treatment was optional with pro forma disclosures required.

The adoption of SFAS 123(R) changes the accounting for stock options. SFAS 123(R) is effective for all stock options granted beginning January 1, 2006. For those stock option awards granted prior to January 1, 2006, but for which the vesting period is not complete, the modified prospective transition method permitted by SFAS 123(R) is used. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated financial statements beginning in the first quarter of 2006 using the grant-date fair values previously calculated for pro forma disclosures. The Company will recognize the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting period. Stock options typically vest in equal installments over a service period. Expense related to each portion of an option grant is recognized over the specific vesting period for those options.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company's common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life of the options is based on the Company's historical experience for various categories of employees receiving stock option grants. The Company accounts for RSU's in accordance with SFAS No. 123(R), and records the fair value of the RSU's equal to the market price on the date of grant with the related compensation expense recognized over the vesting period. SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations.

The Company has a stock-based compensation plan, which is described in note 6. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock. New common stock is issued upon exercise of stock options or RSU's.

Zi Corporation 2005 13

notes to the consolidated financial statements
For the three months ended March 31, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee stock option plan been determined by this method, Zi's net loss and loss per share would have been as follows:

Three months ended March 31, 2005

Net loss:
As reported	$(1,514,108)
Stock compensation expense	(851,312)
Pro forma net loss	(2,365,420)
Net loss per common share:
As reported, basic and diluted	$(0.03)
Stock compensation expense, basic and diluted	(0.02)
Pro forma, basic and diluted	$(0.05)
Stock options and RSU's issued during the period	174,875
Weighted average fair value of stock options granted during the period	$3.31

Three months ended March 31, 2005
Risk free interest rate	3.13%
Expected term in years	2.57
Expected dividend yield	0%
Expected volatility	113%

Recent accounting pronouncements

In September 2005, the Financial Accounting Standards Board ("FASB") issued a Proposed Statement of Financial Accounting Standards ("SFAS") which amends SFAS No. 128, "Earnings per Share". The proposed statement would be effective in the second quarter of 2006 and is intended to clarify guidance on the computation of earnings per share for certain items such as mandatorily convertible instruments, the treasury stock method, and contingently issuable shares. The Company has evaluated the proposed statement as presently drafted and has determined that if adopted in its current form it would not have a significant impact on the computation of the Company's earnings per share.

In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140", which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of SFAS No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company's financial results.

In March 2006, FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of SFAS No. 140", which is effective for fiscal years beginning after September 15, 2006. This statement was issued to simplify the accounting for servicing rights and to reduce the volatility that results from using different measurement attributes. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company's financial results.

In February 2006, FASB issued Staff Position No. FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event" ("FSP 123R-4"). FSP 123R-4 amends SFAS 123(R) to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet certain conditions in SFAS 123(R) until it becomes probable that the event will occur. The guidance in this FASB Staff Position was applied as part of our adoption of SFAS 123(R), effective January 1, 2006, and did not have a significant impact on the Company's financial results.

14 First Quarter Interim

notes to the consolidated financial statements
For the three months ended March 31, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

3. Acquisition and Disposition of Archer Education Group Inc.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Prior to the completion of the Archer acquisition of Beijing Oztime Education & Network Co. Ltd. ("Oztime") and EnglishPractice Inc. ("EPI"), Zi held 24.9 percent of Archer's shares, acquired through share subscription agreements in 2005. Consequently, Zi is a related party to Archer.

The Company's ownership of Archer shares resulted primarily from the sale of its Oztime and EPI subsidiaries to Archer. At December 31, 2005, the Company held 53.2 percent of the outstanding shares of Archer. As a result of certain third party Archer share subscription agreements that did not close until the first quarter of 2006, Zi has accounted for its investment in Archer as a purchase under the purchase method of accounting. Zi included Archer's results from December 21, 2005 (the date of acquisition) to December 31, 2005, and its assets and liabilities, net of minority interest at December 31, 2005.

Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a $125,000 note receivable related to post closing working capital adjustments. The release of the escrowed shares is subject to performance criteria requiring revenues earned through Oztime related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oztime's revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds.

Through private placements of Archer's common shares to February 28, 2006, Zi's interest in Archer was diluted to 49.9 percent. The Company has deconsolidated the results of Archer as of March 1, 2006, since it no longer absorbs a majority of the entity's expected losses or residual returns, in the case of a variable interest entity, and no longer has the ability to exert control over this subsidiary. The Company has accounted for its proportionate share of Archer's net loss at March 31, 2006, using the equity method. Through a further private placement of Archer's common shares on March 6, 2006, the Company's ownership of Archer was diluted to 44.8 percent. As the price of the shares issued by Archer is in excess of the book value of the underlying share, the Company's net investment in Archer increases. As Archer is a newly formed, operating entity that is a start-up company, and there is a history of operating losses, the Company has recorded the dilution gain in additional paid-in capital.

4. Capital Assets

		Accumulated	Net book
	Cost	amortization	value
March 31, 2006
Computer and office equipment	$3,100,696	$2,236,506	$864,190
Leasehold improvements	511,365	362,741	148,624
	$3,612,061	$2,599,247	$1,012,814
December 31, 2005
Computer and office equipment	$3,654,212	$2,618,484	$1,035,728
Leasehold improvements	636,804	461,585	175,219
	$4,291,016	$3,080,069	$1,210,947

Zi Corporation 2005 15

notes to the consolidated financial statements
For the three months ended March 31, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

5. Intangible Assets
		Accumulated	Net book
	Cost	amortization	value
March 31, 2006
Patents	$1,617,166	$489,137	$1,128,029
Trademarks	64,300	7,307	56,993
Customer agreements	170,043	46,375	123,668
Software development costs	10,009,749	7,834,527	2,175,222
	$11,861,258	$8,377,346	$3,483,912
December 31, 2005
Patents	$1,596,673	$451,616	$1,145,057
Trademarks	62,950	5,723	57,227
Customer agreements	166,473	36,321	130,152
Software development costs	9,581,903	7,688,289	1,893,614
Ministry registration and assistant programs	135,742	-	135,742
Curriculum	134,590	-	134,590
Contracts relationship	338,498	-	338,498
	$12,016,829	$8,181,949	$3,834,880

During the three month period ended March 31, 2006, $352,970 (2005 - $325,309) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three month period ended March 31, 2006, includes $172,047 of amortization of deferred software development costs and $38,341 and $9,282, respectively, of amortization of patents and trademarks and customer agreements (March 31, 2005 - $142,295, $39,251 and $10,205, respectively).

The following is the estimated amortization expense of intangible assets for each of the next five years:

2006	$1,190,103
2007	1,187,282
2008	779,938
2009	388,782
2010	116,435
Total	$3,662,540

6. Share Capital

Stock purchase warrants

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006, at an exercise price of CDN$3.25 per share. At March 31, 2006, 290,200 (March 31, 2005 - 290,200) of these stock purchase warrants are outstanding. As part of the consideration for services rendered by an agent related to this private placement, the Company issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants were exercisable immediately and expire if unexercised two years from the date of issue. At March 31, 2006, 68,182 (March 31, 2005 - 68,182) of these stock purchase warrants are outstanding. The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognized as common share issue costs of $141,048, calculated by using the Black-Scholes option pricing model. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

16 First Quarter Interim

notes to the consolidated financial statements
For the three months ended March 31, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

On June 19, 2003, the Company completed a private placement of 1.0 million units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006, at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. At March 31, 2006, 495,000 (March 31, 2005 - 495,000) share purchase warrants are outstanding.

Stock options and restricted stock units

At March 31, 2006, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and RSU's may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSU's are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

During the three months ended March 31, 2006 and 2005, nil and 243,567 stock options were exercised for proceeds of nil and $599,946, respectively. During the three months ended March 31, 2006 and 2005, 29,000 and 174,875 stock options were granted by the Company, respectively. As at March 31, 2006 and 2005, the Company has a total of 3,522,166 and 4,238,709 outstanding options, respectively, which expire over a period of one to five years.

During the three month periods ended March 31, 2006 and 2005, no RSU's were granted. As at March 31, 2006 and 2005, 378,571 RSU's are outstanding. The RSU's vest upon granting, expire five years from the date of grant, are granted and issued without performance criteria attached and at no cost to the grantee.

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 12,915,000 common shares for issuance under the plan of which 500,000 are issuable as RSU's. At March 31, 2006, the Company had 1,463,452 common shares and 87,468 RSU's (March 31, 2005 - 794,309 common shares and 87,468 RSU's) remaining reserved for possible future allocation under the plan (see note 12).

Stock option, RSU activity and related information for the three months March 31, 2006 are as follows:

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
	and RSU's	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	4,106,487	$3.82
Granted	29,000	1.49
Exercised	-	-
Forfeited	(2,250)	(3.65)
Expired	(232,500)	(7.83)
Outstanding, end of period	3,900,737	$3.56	2.52 Years	$690,587
Exercisable, end of period	3,760,904	$3.59	2.48 Years	$682,175
Weighted-average fair value of stock options granted during the period				$0.62

Risk free interest rate				3.89% - 3.95%
Expected term in years				1.0 - 3.0
Expected dividend yield				0%
Weighted average volatility				87%
Expected volatility				78% to 98%

Zi Corporation 2005 17

notes to the consolidated financial statements
For the three months ended March 31, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

		Weighted average
	Shares	grant date
	under options	fair value
Unvested, beginning of period	116,166	$2.31
Granted	29,000	0.62
Vested	(5,333)	(2.31)
Forfeited	-	-
Unvested, end of period	139,833	$1.96

Under the terms of Archer's stock option plan, approved by Archer's Board of Directors, options may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options are not assignable, vest at the discretion of Archer's Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant. On February 1, 2006, Archer granted 445,000 stock options.

For the three month period ended March 31, 2006, $142,697 of compensation expense was recognized as part of selling, general and administrative and product research and development costs. Included in this was $47,386 of compensation expense related to Archer issued stock options. The effect of stock compensation expense on the Company's loss before income tax and net loss was to increase each by $0.003 per basic and diluted share. As of March 31, 2006, there was $191,193 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 2.52 years. The total fair value of shares vested during the three months ended March 31, 2006 was $12,322.

7. Equity Interest in Significantly Influenced Companies

The Company holds a 44.8 percent interest in Archer received through a series of transactions as discussed in note 3. The Company has recognized its proportionate share of the loss of Archer operations between March 1, 2006 and March 31, 2006 in the amount of $68,902 and appropriately reduced its investment in Archer by the same amount. As at March 31, 2006, the Company held 6,140,000 shares of Archer. Archer is a private company and as such the Company is unable to determine a fair value for this investment.

Magic Lantern Group, Inc. ("MLG") ceased operations in July 2005 due to a substantial slowdown in operations, its inability to raise sufficient capital and successfully market the company's product line. MLG has retained legal counsel to commence voluntary liquidation and wind down procedures. The Company does not expect any recovery of funds from this process and had previously provided for impairment of amounts due from MLG. The Company holds a 40.42 percent (as calculated from MLG's Form 10-K dated December 31, 2004) interest in MLG, received upon the disposition of Magic Vision Media on November 7, 2002. At March 31, 2006, the Company held 29,750,000 shares of MLG with a par value of $0.01 per share and a fair market value of nil. The Company's proportionate share of the loss from MLG operations for the three months ended March 31, 2006, has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss. The Company's unrecorded share of the loss from MLG's operations between November 8, 2002 and December 31, 2004 is $7,445,161. The Company is unable to report a more recent unrecorded share of the loss as MLG has not provided a more recent financial position.

8. Income Taxes

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company.

For the three month period ended March 31, 2006, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") made a provision for income taxes payable as a result of no longer having prior years' tax losses available. The Company has included for the three month period ended March 31, 2006 income tax expense of $370,314 (for the three month period ended March 31, 2005 - nil).

18 First Quarter Interim

notes to the consolidated financial statements
For the three months ended March 31, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

9. Contingent Liabilities and Guarantees

Commencing on March 11, 2005, the Board of Regents of the University of Texas System filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division, including certain of the Company's licensees. The Company is not named in any of the actions. Zi has not assumed any liability for indemnity pursuant to its customer license agreements, or at all. The Company has, however, assumed the defense of this claim on behalf of its customers. The action is ongoing and will result in the Company incurring defense costs.

On November 18, 2005, the former President and Chief Executive Officer of the Company (the "Plaintiff") filed a wrongful termination lawsuit against the Company in the Court of Queen's Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and Chief Executive Officer of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, the Company filed its Statement of Defense and Counterclaim, denying the Plaintiff's claims. In March 2006, the Company settled with the Plaintiff, consistent with the terms of his employment contract. The Company had accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

10. Segmented Information

Zi develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi has a singular focus: to make mobile devices smarter and easier to use. Zi makes "intelligent interfaces" - software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in 54 different language databases for use around the world.

Zi's product portfolio includes five products. eZiTap combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy. eZiText provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's own language patterns and behavior. Qix is a new service discovery engine that provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma is a new interactive handwriting input product from Zi that mimics how humans write with pen on paper - naturally and efficiently - in a broad range of languages. Revenues are reported under the contracting Zi subsidiary's country of residence.

Through its e-Learning business segment which includes equity interests in Archer and MLG, the Company is also involved in e-Learning technology, content and customer service, as well as, educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Archer provides personal and organizational teaching and learning through Canadian based schools (see notes 3 and 7).

Other includes unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 2.

The Company's primary operations are located in North America. The Company operates three reportable business segments in five reportable geographic segments:

Zi Corporation 2005 19

notes to the consolidated financial statements
For the three months ended March 31, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

						Operating profit (loss), before interest and other income
	Revenue
	License and implementation revenues	Other Product	Total	Amortization	Other operating expenses
Three months ended March 31,
2006
Zi Technology	$3,141,886	$-	$3,141,886	$270,121	$3,425,610	$(553,845)
e-Learning	-	555,523	555,523	2,311	953,063	(399,851)
Corporate	-	-	-	50,392	945,800	(996,192)
Total	$3,141,886	$555,523	$3,697,409	$322,824	$5,324,473	$(1,949,888)
Interest expense and interest and other income						104,583
Loss before income taxes						$(1,845,305)
2005
Zi Technology	$2,692,387	$-	$2,692,387	$232,950	$3,034,046	$(574,609)
e-Learning	-	177,674	177,674	165	451,709	(274,200)
Corporate	-	-	-	44,165	725,742	(769,907)
Total	$2,692,387	$177,674	$2,870,061	$277,280	$4,211,497	$(1,618,716)
Interest expense and interest and other income						104,608
Loss before income taxes						$(1,514,108)

	March 31, 2006			December 31, 2005
	Capital and intangible assets	Other assets	Identifiable assets	Capital and intangible assets	Other assets	Identifiable assets
Zi Technology	$4,145,255	$6,277,493	$10,422,748	$3,855,682	$6,036,312	$9,891,994
e-Learning	-	634,405	634,405	795,559	833,102	1,628,661
Corporate	351,471	6,830,827	7,182,298	394,586	10,489,264	10,883,850
Total	$4,496,726	$13,742,725	$18,239,451	$5,045,827	$17,358,678	$22,404,505

20 First Quarter Interim

notes to the consolidated financial statements
For the three months ended March 31, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

						Operating profit (loss), before interest and other income
	Revenue
	License and implementation revenues	Other Product	Total	Amortization	Other operating expenses
Three months ended March 31,
2006
Canada	$1,613,542	$378,230	$1,991,772	$260,588	$3,656,372	$(1,925,188)
China	1,243,750	177,293	1,421,043	17,512	865,361	538,170
USA	205,843	-	205,843	1,563	454,202	(249,922)
Sweden	78,751	-	78,751	39,562	313,934	(274,745)
Other	-	-	-	3,599	34,604	(38,203)
Total	$3,141,886	$555,523	$3,697,409	$322,824	$5,324,473	$(1,949,888)
Interest expense and other income						104,583
Loss before income taxes						(1,845,305)
2005
Canada	$1,129,269	$1,724	$1,130,993	$216,419	$1,847,955	$(933,381)
China	1,192,045	175,950	1,367,995	12,614	1,320,243	35,138
USA	316,897	-	316,897	3,806	663,513	(350,422)
Sweden	54,176	-	54,176	40,842	358,720	(345,386)
Other	-	-	-	3,599	21,066	(24,665)
Total	$2,692,387	$177,674	$2,870,061	$277,280	$4,211,497	$(1,618,716)
Interest expense and other income						104,608
Loss before income taxes						$(1,514,108)

	March 31, 2006			December 31, 2005
	Capital and intangible assets	Other assets	Identifiable assets	Capital and intangible assets	Other assets	Identifiable assets
Canada	$2,929,488	$7,986,674	$10,916,162	$3,534,976	$11,044,847	$14,579,823
China	183,616	4,749,890	4,933,506	198,330	5,181,836	5,380,166
USA	21,173	733,916	755,089	26,860	535,127	561,987
Sweden	1,272,473	260,431	1,532,904	1,192,086	579,669	1,771,755
Other	89,976	11,814	101,790	93,575	17,199	110,774
Total	$4,496,726	$13,742,725	$18,239,451	$5,045,827	$17,358,678	$22,404,505

Zi Corporation 2005 21

notes to the consolidated financial statements
For the three months ended March 31, 2006 and 2005
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

11. Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	March 31, 2006	December 31, 2005

Withholding tax and income taxes payable	$1,049,912	$1,058,127
Compensation	942,666	1,275,824
Trade accounts payable	725,396	1,529,348
Litigation and legal	197,208	255,866
Accounting and other compliance	186,490	311,251
Other accrued liabilities	20,073	117,309
Total	$3,121,745	$4,547,725

Non-cash working capital
The following balances are included as part of non-cash working capital:
Three months ended March 31	2006	2005
Accounts receivable	$505,647	$2,722,554
Prepayments and deposits	148,163	163,307
Accounts payable and accrued liabilities	(562,637)	990,185
Deferred revenue	(465,289)	(762,516)
Decrease (increase) in non-cash working capital	$(374,116)	$3,113,530

Loss per share

For the three months ended March 31, 2006, all stock options, RSU's, warrants and performance based escrowed shares in the amount of 4,754,119 have been excluded in the calculation of diluted loss per share as they are anti-dilutive (2005 - 5,470,662).

12. Subsequent Events

On April 4, 2006, the Company granted to senior management and directors 850,000 stock options with a fair value of $1.25 per share option under the Company's stock option plans. The value of those shares options, aggregating $983,284, will be amortized over the 21 month vesting period. On April 4, 2006, the Company granted to employees other than senior management and directors 215,000 stock options with a fair value of $0.63 per share option under the Company's stock option plans. The value of those share options, aggregating $135,791, will be amortized over the 21 month vesting period. On April 4, 2006, the Company granted to its directors 87,468 RSU's with a fair value of $1.74 per RSU under the Company's stock option plans. The value of the RSU's, aggregating $152,311, will be amortized over the 21 month vesting period.

22 First Quarter Interim

｡｡｡ corporate information

Directors	Additional information is available on the
Derrick R. Armstrong	website or by contacting:
Director	Investor Relations
	T	403.233.8875
Howard R. Balloch	F	403.233.8878
Director	E	investor@zicorp.com
	W	www.zicorp.com
Donald Hyde
Director
Banker
Michael E. Lobsinger	HSBC Bank Canada
Chairman of the Board

Thompson MacDonald	Legal Counsel
Director	Borden Ladner Gervais LLP
Barristers and Solicitors
Michael Mackenzie
Director
Auditor
Donald P. Moore	Deloitte & Touche LLP
Director

Richard D. Tingle	Transfer Agent
Director	Olympia Trust Company

Senior Management Team	Stock Exchange Listing
Michael E. Lobsinger	Nasdaq: ZICA
President and Chief Executive Officer	Toronto Stock Exchange: ZIC

Dale Kearns
Chief Financial Officer

Milos Djokovic
Chief Technology Officer and Chief Operating Officer

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